Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Third Quarter

September 30, 2022

COLLIERS INTERNATIONAL GROUP INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2022	2021	2022	2021
Revenues (note 21)	$1,108,324	$1,022,756	$3,237,082	$2,743,664

Cost of revenues (exclusive of depreciation and amortization shown below)	682,585	645,123	2,017,440	1,689,505
Selling, general and administrative expenses	269,959	252,848	786,953	695,374
Depreciation	12,382	11,440	36,249	32,920
Amortization of intangible assets	32,760	23,148	89,630	74,019
Acquisition-related items (note 7)	26,290	14,231	50,738	49,773
Settlement of long-term incentive arrangement ("LTIA") (note 17)	-	-	-	471,928
Loss on disposal of operations (note 5)	318	-	27,358	-
Operating earnings (loss)	84,030	75,966	228,714	(269,855)

Interest expense, net	13,535	8,300	29,424	24,500
Earnings from equity accounted investments	(755)	(1,487)	(4,821)	(4,625)
Other (income) expense	1,629	(114)	1,505	(922)
Earnings (loss) before income tax	69,621	69,267	202,606	(288,808)
Income tax expense (note 18)	25,097	18,771	70,034	48,490
Net earnings (loss)	44,524	50,496	132,572	(337,298)

Non-controlling interest share of earnings	17,375	13,623	37,697	33,148
Non-controlling interest redemption increment (note 14)	15,121	18,869	71,126	63,180

Net earnings (loss) attributable to Company	$12,028	$18,004	$23,749	$(433,626)

Net earnings (loss) per common share (note 15)
Basic	$0.28	$0.41	$0.55	$(10.19)
Diluted	$0.27	$0.40	$0.54	$(10.19)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars)
	Three months		Nine months
	ended September 30		ended September 30
	2022	2021	2022	2021
Net earnings (loss)	$44,524	$50,496	$132,572	$(337,298)

Change in foreign currency translation	(13,570)	(5,093)	(28,390)	(8,654)

Reclassification of accumulated foreign currency translation on disposal of operations (note 5)	820	-	19,092	-
Unrealized gain on interest rate swaps, net of tax	5,087	2,024	6,011	3,854
Pension liability adjustments, net of tax	-	-	9	-
Comprehensive earnings (loss)	36,861	47,427	129,294	(342,098)

Less: Comprehensive earnings attributable to non- controlling interests	42,226	32,450	127,603	96,633

Comprehensive earnings (loss) attributable to Company	$(5,365)	$14,977	$1,691	$(438,731)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars)

	September 30, 2022	December 31, 2021
		(note 2)
Assets
Current assets
Cash and cash equivalents	$190,520	$396,745
Restricted cash	24,920	28,526
Accounts receivable, net of allowance of $24,940 (December 31, 2021 - $22,413)	481,104	502,416
Contract assets (note 21)	76,150	71,294
Warehouse receivables (note 19)	103,855	174,717
Income tax recoverable	18,724	13,373
Prepaid expenses and other current assets	263,039	339,847
Real estate assets held for sale (note 6)	209,906	44,089
	1,368,218	1,571,007

Other receivables	14,657	12,441
Contract assets (note 21)	5,522	7,647
Other assets	130,440	99,983
Fixed assets	147,817	144,755
Operating lease right-of-use assets	335,072	316,517
Deferred tax assets, net	67,735	68,502
Intangible assets (note 8)	891,464	561,830
Goodwill	1,600,724	1,091,048
	3,193,431	2,302,723
	$4,561,649	$3,873,730

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$407,519	$391,170
Accrued compensation	531,556	691,604
Income tax payable	20,628	35,446
Contract liabilities (note 21)	34,648	30,397
Long-term debt - current (note 9)	2,782	1,458
Contingent acquisition consideration - current (note 19)	31,900	120,246
Warehouse credit facilities (note 11)	96,420	162,911
Operating lease liabilities	79,530	80,928
Liabilities related to real estate assets held for sale (note 6)	120,834	23,095
	1,325,817	1,537,255

Long-term debt (note 9)	1,149,483	529,596
Contingent acquisition consideration (note 19)	42,022	34,425
Operating lease liabilities	318,563	296,633
Other liabilities	91,752	86,064
Deferred tax liabilities, net	57,107	42,371
Convertible notes (note 10)	226,199	225,214
	1,885,126	1,214,303
Redeemable non-controlling interests (note 14)	869,408	536,903

Shareholders' equity
Common shares	846,634	852,167
Contributed surplus	98,421	79,407
Deficit	(375,685)	(279,724)
Accumulated other comprehensive loss	(92,309)	(70,251)
Total Company shareholders' equity	477,061	581,599
Non-controlling interests	4,237	3,670
Total shareholders' equity	481,298	585,269
	$4,561,649	$3,873,730

Commitments and contingencies and subsequent events (note 20 and note 23)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

Nine months ended September 30, 2022

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2021	44,054,744	$852,167	$79,407	$(279,724)	$(70,251)	$3,670	$585,269

Net earnings	-	-	-	132,572	-	-	132,572
Pension liability adjustment, net of tax	-	-	-	-	9	-	9
Foreign currency translation loss	-	-	-	-	(28,390)	-	(28,390)
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	6,011	-	6,011
Other comprehensive earnings attributable to NCI	-	-	-	-	(18,780)	(73)	(18,853)
NCI share of earnings	-	-	-	(37,697)	-	2,023	(35,674)
NCI redemption increment	-	-	-	(71,126)	-	-	(71,126)
Distributions to NCI	-	-	-	-	-	(964)	(964)
Reclass to net earnings on disposal of operations (note 5)	-	-	(93)	-	19,092	(419)	18,580
Subsidiaries’ equity transactions	-	-	8,417	-	-	-	8,417
Subordinate Voting Shares:
Stock option expense	-	-	14,081	-	-	-	14,081
Stock options exercised	240,625	15,754	(3,391)	-	-	-	12,363
Dividends	-	-	-	(6,493)	-	-	(6,493)
Purchased for cancellation (note 15)	(1,087,839)	(21,287)	-	(113,217)	-	-	(134,504)
Balance, September 30, 2022	43,207,530	$846,634	$98,421	$(375,685)	$(92,309)	$4,237	$481,298

Three months ended September 30, 2022

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, June 30, 2022	43,276,930	$846,953	$94,060	$(381,307)	$(74,916)	$4,165	$488,955

Net earnings	-	-	-	44,524	-	-	44,524
Foreign currency translation loss	-	-	-	-	(13,570)	-	(13,570)
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	5,087	-	5,087
Other comprehensive earnings attributable to NCI	-	-	-	-	(9,730)	(96)	(9,826)
NCI share of earnings	-	-	-	(17,375)	-	675	(16,700)
NCI redemption increment	-	-	-	(15,121)	-	-	(15,121)
Distributions to NCI	-	-	-	-	-	(355)	(355)
Reclass to net earnings on disposal of operations (note 5)	-	-	-	-	820	(152)	668
Subsidiaries’ equity transactions	-	-	(63)	-	-	-	(63)
Subordinate Voting Shares:
Stock option expense	-	-	4,730	-	-	-	4,730
Stock options exercised	19,000	1,413	(306)	-	-	-	1,107
Purchased for cancellation (note 15)	(88,400)	(1,732)	-	(6,406)	-	-	(8,138)
Balance, September 30, 2022	43,207,530	$846,634	$98,421	$(375,685)	$(92,309)	$4,237	$481,298

COLLIERS INTERNATIONAL GROUP INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

Nine months ended September 30, 2021
	Common shares				Accumulated
	Issued and			Retained	other	Non-	Total
	outstanding		Contributed	earnings	comprehensive	controlling	shareholders'
	shares	Amount	surplus	(deficit)	loss	interests	equity
Balance, December 31, 2020	40,189,436	$457,993	$66,971	$119,421	$(61,979)	$3,703	$586,109
Net loss	-	-	-	(337,298)	-	-	(337,298)
Foreign currency translation loss	-	-	-	-	(8,654)	-	(8,654)
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	3,854	-	3,854
Other comprehensive earnings attributable to NCI	-	-	-	-	(305)	(301)	(606)
NCI share of earnings	-	-	-	(33,148)	-	1,839	(31,309)
NCI redemption increment	-	-	-	(63,180)	-	-	(63,180)
Distributions to NCI	-	-	-	-	-	(782)	(782)
Acquisition of businesses, net	-	-	-	-	-	(42)	(42)
Subordinate Voting Shares:
Stock option expense	-	-	8,180	-	-	-	8,180
Stock options exercised	266,100	16,307	(3,520)	-	-	-	12,787
Settlement of LTIA	3,572,858	375,742	-	-	-	-	375,742
Dividends	-	-	-	(2,199)	-	-	(2,199)
Balance, September 30, 2021	44,028,394	$850,042	$71,631	$(316,404)	$(67,084)	$4,417	$542,602

Three months ended September 30, 2021
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, June 30, 2021	43,983,994	$846,976	$69,634	$(334,408)	$(64,057)	$4,326	$522,471

Net earnings	-	-	-	50,496	-	-	50,496
Foreign currency translation loss	-	-	-	-	(5,093)	-	(5,093)
Unrealized gain on interest rate swaps, net of tax	-	-	-	-	2,024	-	2,024
Other comprehensive earnings attributable to NCI	-	-	-	-	42	(174)	(132)
NCI share of earnings	-	-	-	(13,623)	-	502	(13,121)
NCI redemption increment	-	-	-	(18,869)	-	-	(18,869)
Distributions to NCI	-	-	-	-	-	(230)	(230)
Acquisition of businesses, net	-	-	-	-	-	(7)	(7)
Subordinate Voting Shares:
Stock option expense	-	-	2,658	-	-	-	2,658
Stock options exercised	44,400	3,066	(661)	-	-	-	2,405
Balance, September 30, 2021	44,028,394	$850,042	$71,631	$(316,404)	$(67,084)	$4,417	$542,602

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2022	2021	2022	2021
Cash provided by (used in)

Operating activities
Net earnings (loss)	$44,524	$50,496	$132,572	$(337,298)

Items not affecting cash:
Depreciation and amortization	45,142	34,588	125,879	106,939
Settlement of long-term incentive arrangement (note 17)	-	-	-	375,742
Loss on disposal of operations (note 5)	318	-	27,358	-
Gains attributable to mortgage servicing rights	(16,391)	(5,812)	(24,214)	(20,728)
Gains attributable to the fair value of mortgage premiums and origination fees	(3,264)	(12,516)	(14,818)	(34,799)
Deferred tax	(5,005)	(10,953)	(16,198)	(33,457)
Earnings from equity accounted investments	(755)	(1,487)	(4,821)	(4,625)
Stock option expense (note 16)	4,730	2,658	14,081	8,180
Non-cash lease expense	4,124	(1,002)	2,860	16,489
Allowance for credit losses	2,245	5,668	6,277	6,660
Amortization of advisor loans	7,683	5,855	20,464	16,677
Contingent consideration (note 7)	20,746	11,469	35,741	40,505
Other	3,640	2,616	8,440	3,176

Increase in accounts receivable, prepaid expenses and other assets	(78,228)	(60,389)	(416,155)	(139,622)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	857	73,779	(8,489)	75,558
Increase (decrease) in accrued compensation	44,593	75,911	(163,642)	74,234
Contingent acquisition consideration paid	(8,129)	-	(68,939)	(10,472)
Proceeds received on sale of mortgage loans	175,903	374,458	842,427	1,969,488
Principal funded on originated mortgage loans	(240,470)	(461,783)	(755,019)	(1,858,983)
Decrease in warehouse credit facilities	69,213	97,339	(66,491)	(65,113)
Sales to AR Facility, net (note 12)	5,364	11,629	151,217	22,521
Net cash provided by (used in) operating activities	76,840	192,524	(171,470)	211,072

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(213,491)	(590)	(594,089)	(4,797)
Purchases of fixed assets	(18,391)	(11,847)	(41,807)	(44,450)
Advisor loans issued	(12,479)	(12,625)	(35,378)	(29,833)
Purchase of held for sale real estate assets	-	(10,101)	(117,042)	(10,101)
Proceeds from sale of held for sale real estate assets	-	-	48,505	-
Collections of AR facility deferred purchase price (note 12)	88,627	11,563	345,056	34,295
Other investing activities	57	(1,522)	(8,691)	(5,103)
Net cash used in investing activities	(155,677)	(25,122)	(403,446)	(59,989)

Financing activities
Increase in long-term debt	315,277	144,210	990,143	588,633
Repayment of long-term debt	(177,642)	(299,140)	(315,102)	(673,630)
Purchases of non-controlling interests' subsidiary shares, net	2,124	1,658	(31,433)	(20,182)
Contingent acquisition consideration paid	(13,412)	-	(55,623)	(3,918)
Proceeds received on exercise of stock options	1,108	2,405	12,364	12,787
Dividends paid to common shareholders	(6,492)	(2,200)	(13,100)	(4,209)
Distributions paid to non-controlling interests	(13,179)	(8,270)	(54,733)	(43,498)
Repurchases of Subordinate Voting Shares	-	-	(126,366)	-
Other financing activities	(8)	(165)	(3,106)	(165)
Net cash provided by (used in) financing activities	107,776	(161,502)	403,044	(144,182)

Effect of exchange rate changes on cash	(19,953)	(3,996)	(37,959)	(4,963)

COLLIERS INTERNATIONAL GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars)
	Three months		Nine months
	ended September 30		ended September 30
	2022	2021	2022	2021

Net change in cash, cash equivalents and restricted cash	8,986	1,904	(209,831)	1,938

Cash, cash equivalents and restricted cash, beginning of period	206,454	177,567	425,271	177,533
Cash, cash equivalents and restricted cash, end of period	$215,440	$179,471	$215,440	$179,471

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate professional services and investment management to corporate and institutional clients in 34 countries around the world (63 countries including affiliates and franchisees). Colliers’ primary service lines are Outsourcing & Advisory, Investment Management, Leasing and Capital Markets. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2021.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements, except as related to real estate assets held for sale and as noted in Note 3.

As real estate assets held for sale are generally funded by cash on hand and are expected to be held for a period not to exceed twelve months, management revised its policy regarding the classification of real estate assets held for sale and liabilities related to real estate assets held for sale (collectively “Real Estate Assets HFS”) to present them as current on the consolidated balance sheets. In the opinion of management this presentation is more representative and meaningful given the intent of the transactions that give rise to the Real Estate Assets HFS. The change only impacts the presentation of Real Estate Assets HFS on the consolidated balance sheets without any impact on consolidated statements of earnings or the consolidated statements of cash flows. Prior year comparatives in relation to Real Estate Assets HFS have been restated to present as current to improve comparability with 2022 following the change in policy.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2022 and the results of operations and its cash flows for the three and nine months ended September 30, 2022 and 2021. All such adjustments are of a normal recurring nature. The results of operations for the nine-month period ended September 30, 2022, are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

3.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The Company adopted the guidance effective January 1, 2022. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Reference Rate Reform

The FASB has issued two ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

4.	Acquisitions

During the nine months ended September 30, 2022, the Company acquired controlling interests in eight businesses.

In March 2022, the Company acquired two businesses operating in the Americas (a civil engineering, design and survey firm headquartered in San Antonio, Texas and the Colliers affiliate for Cincinnati and Cleveland, Ohio)

In April 2022, the Company completed the acquisition of controlling interest in Antirion SGR S.p.A. (“Antirion”), a real estate investment management firm in Italy and its Italy affiliate in EMEA (which collectively consists of Colliers International Italia S.p.A., Colliers Real Estate Services Italia S.R.L. and Colliers Real Estate Management Services S.R.L.).

In May 2022, the Company acquired a building consultancy and project management firm in EMEA (United Kingdom).

In June 2022, the Company acquired a 75% interest in Basalt Infrastructure Partners LLP (“Basalt”), a transatlantic infrastructure investment management firm, based in London, operating in North America and Europe across the communications, transportation, energy / power, and utilities sub-sectors.

In July 2022, the Company acquired a 65% interest in Rockwood Capital, LLC (“Rockwood”), a U.S. real estate investment management firm with offices in New York, Los Angeles, and San Francisco.

In August 2022, the Company acquired a controlling interest in PEAKURBAN Pty Limited, an engineering and design firm in Asia Pacific (Australia).

As of September 30, 2022, the Company has not completed its analysis to assign fair values to all the identifiable intangible and tangible assets acquired in 2022 and, therefore, the Company may further refine the purchase price allocations for some of the 2022 business acquisitions during the open measurement periods. The acquisition date fair value of consideration transferred, and the preliminary purchase price allocation was as follows:

				Aggregate
	Basalt	Rockwood	Other	Acquisitions

Current assets, excluding cash	$1,203	$2,476	$31,315	$34,994
Non-current assets	2,692	7,898	19,969	30,559
Current liabilities	20,572	9,818	31,588	61,978
Long-term liabilities	5,151	4,019	45,952	55,122
	$(21,828)	$(3,463)	$(26,256)	$(51,547)

Cash consideration, net of cash acquired of $82,606	$277,596	$186,445	$130,048	$594,089
Acquisition date fair value of contingent consideration	12,824	6,197	21,155	40,176
Total purchase consideration	$290,420	$192,642	$151,203	$634,265

Acquired intangible assets (note 8)
Finite life	$165,000	$106,000	$155,688	$426,688
Goodwill	$251,523	$198,862	$127,552	$577,937
Redeemable non-controlling interest	$104,275	$108,757	$105,781	$318,813

Certain balances included in the assets and liabilities reported for June 30, 2022 were updated for changes to the estimated fair values in the preliminary purchase price allocation. The change primarily consisted of a decrease in the estimated fair value of intangible assets acquired of $12,903 which resulted in an increase to goodwill. The Company’s Consolidated Statements of Earnings for previously reported periods was not materially impacted by these changes. During the nine months ended September 30, 2022, the Company made no adjustments to its purchase consideration for acquisitions completed in 2021.

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are future growth prospects, assembled workforces and synergies with existing operations. For acquisitions completed during the nine months ended September 30, 2022, goodwill in the amount of $474,311 is deductible for income tax purposes (December 31, 2021 - $2,678).

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2022, was $73,922 (December 31, 2021 - $154,671). See note 19 for discussion on the fair value of contingent consideration. Contingent consideration where the seller is required to remain employed to be entitled to payment is considered to have a compensatory element and is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2022, was $42,597 (December 31, 2021 - $13,607). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $344,456 to a maximum of $403,655. These contingencies will expire during the period extending to May 2027.

5.	Business disposals

The Company discontinued its operations in Russia in March 2022, by way of a sale of its controlling interests to local management. The Company also sold three individually insignificant operations during the nine month period ended September 30, 2022 (EMEA - Morocco and Americas – Panama, Colombia). The proceeds received from the disposals were de minimus and during the three and nine months periods the Company recognized an aggregated loss on disposal of operations in the amount of $318 and $27,358 respectively.

The table below summarizes the change in the Company’s assets related to the disposal of operations and the calculation of the loss on disposal:

Aggregate
Disposals

Current assets, excluding cash	$8,302
Non-current assets, excluding goodwill	4,281
Goodwill	7,052

Current liabilities	$(9,018)
Non-current liabilities	(2,830)
Redeemable non-controlling interest	$(2,361)
Net assets of disposed operations, excluding cash	5,426

The below table summarizes the calculation of the loss on disposal of operations:

Cash consideration, net of disposed cash	$(3,352)
Net assets of disposed operations, excluding cash	5,426
Reclasses from Shareholder's equity to net earnings:
Contributed surplus	93
Non-controlling interest	419
Accumulated foreign currency translation	(19,092)
Loss on disposal of operations	$(27,358)

6.	Real estate assets held for sale

From time to time, the Company’s Investment Management segment purchases real estate assets for placement into a fund. This typically occurs in the early stages of fundraising where temporary liquidity is needed to fund investment opportunities that arise prior to the availability of fund capital. The purchased assets are recorded as real estate assets held for sale prior to the ultimate sale to the identified fund. The assets are typically held for a short period of time not expected to exceed twelve months. The transactions are not intended as an alternative source of operating earnings and the arrangements to sell the assets to a fund are generally structured not to generate any gain or loss. The purchases are accounted for by the acquisition method of accounting for asset purchases that do not constitute the acquisition of a business.

In December 2021, the Company acquired a controlling interest in a portfolio of land and buildings located in the United States and associated liabilities from an unrelated party (the “2021 RE Assets”). The Company sold the 2021 RE Assets to a newly established closed-end fund which is managed by the Company, without gain or loss, during the second quarter of 2022.

In May 2022, the Company acquired controlling interests in a portfolio of land and buildings located in the United States and associated liabilities from unrelated parties (the “May 2022 RE Assets”). The Company sold the May 2022 RE Assets to a newly established closed-end fund which is managed by the Company, without gain or loss, during the second quarter of 2022.

In June 2022, the Company acquired controlling interests in two portfolios of land and buildings located in the United States and associated liabilities from unrelated parties (the “June 2022 RE Assets”). The Company expects to sell the June 2022 RE Assets to a newly established closed-end fund which is managed by the Company, without gain or loss, during the last quarter of 2022.

As is customary for closed-end funds, the Company has a limited partner equity interest of between 1% and 2%.

During the period ended September 30, 2022, the effect on net earnings related to real estate assets held for sale was nil (2021 - nil).

The following table summarizes the real estate assets and associated liabilities held for sale.

	As at September 30,	As at December 31,
	2022	2021

Real estate assets held for sale
Real estate assets held for sale - current	$209,906	$44,089
Liabilities related to real estate assets held for sale - current	$120,834	$23,095

Net real estate assets held for sale	$89,072	$20,994

7.	Acquisition-related items

	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021
Transaction costs	$5,544	$2,762	$14,997	$9,268
Contingent consideration fair value adjustments (note 19)	16	9,854	4,902	36,077
Contingent consideration compensation expense	20,730	1,615	30,839	4,428
	$26,290	$14,231	$50,738	$49,773

8.	Intangible assets

The following table summarizes the gross value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

September 30, 2022	Gross
	carrying	Accumulated
	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	22,972	-	22,972
	$52,172	$-	$52,172
Finite life intangible assets:
Customer lists and relationships	$410,828	$167,448	$243,380
Investment management contracts	586,073	112,648	473,425
Mortgage servicing rights ("MSRs")	162,888	61,100	101,788
Franchise rights	1,087	1,075	12
Trademarks and trade names	21,156	6,836	14,320
Management contracts and other	17,119	12,227	4,892
Backlog	7,115	5,640	1,475
	$1,206,266	$366,974	$839,292
	$1,258,438	$366,974	$891,464

	Gross
December 31, 2021	carrying	Accumulated
	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,804	-	23,804
	$53,004	$-	$53,004
Finite life intangible assets:
Customer lists and relationships	$352,860	$152,026	$200,834
Investment management contracts	270,600	85,012	185,588
Mortgage servicing rights ("MSRs")	147,878	41,455	106,423
Franchise rights	1,185	1,092	93
Trademarks and trade names	12,600	4,861	7,739
Management contracts and other	17,606	11,057	6,549
Backlog	2,400	800	1,600
	$805,129	$296,303	$508,826
	$858,133	$296,303	$561,830

MSR intangible assets represent the carrying value of servicing assets in the Americas segment. The MSR asset is being amortized over the estimated period that the net servicing income is expected to be received.

The MSR assets are evaluated quarterly for impairment by stratifying the servicing portfolio according to predominant risk characteristics, primarily investor type and interest rate. An impairment is recorded if the carrying value of an individual stratum exceeds its estimated fair value. There was no impairment recorded for the nine-month period ended September 30, 2022.

The following table summarizes activity related to the Company’s mortgage servicing rights for the nine months ended September 30, 2022.

2022
Balance, January 1	$106,423
Additions, following the sale of loan	15,010
Amortization	(11,231)
Prepayments and write-offs	(8,414)
Balance, September 30	$101,788

The following is the estimated future expense for amortization of the recorded MSRs and other intangible assets for each of the next five years and thereafter:

For the year ended December 31,	MSRs	Other Intangibles	Total
2022 (remaining three months)	$2,907	$25,870	$28,777
2023	10,572	95,311	105,883
2024	9,681	87,107	96,788
2025	8,969	78,523	87,492
2026	8,495	74,909	83,404
2027	7,819	69,239	77,058
Thereafter	53,345	306,545	359,890
	$101,788	$737,504	$839,292

9.	Long-term debt

On May 27, 2022, the Company amended and extended the multi-currency, sustainability-linked senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,500,000. The Revolving Credit Facility has a 5-year term ending May 27, 2027, and bears interest at an applicable margin of 1.125% to 2.5% over floating reference rates, depending on financial leverage ratios. The applicable margin may be adjusted, annually, plus or minus 0.05% subject to achieving certain sustainability metrics. The weighted average interest rate on borrowings under the Revolving Credit Facility for the three months ended September 30, 2022 was 3.5% (2021 – 1.5%). The Revolving Credit Facility had $816,147 of available undrawn credit as at September 30, 2022 ($988,167 as at December 31, 2021). As at September 30, 2022, letters of credit in the amount of $11,854 were outstanding against the Revolving Credit Facility ($11,833 as at December 31, 2021). The Revolving Credit Facility requires a commitment fee of 0.11% to 0.35% of the unused portion, depending on financial leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

The Company has outstanding €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes due 2028”), which are held by a group of institutional investors. The Senior Notes due 2028 have a 10-year term ending May 30, 2028.

The Company also has outstanding €125,000 and $150,000 of senior unsecured notes with fixed interest rates of 1.52% and 3.02%, respectively (the “Senior Notes due 2031”), which are held by a group of institutional investors. The Senior Notes due 2031 have a 10-year term ending October 7, 2031.

The Revolving Credit Facility, Senior Notes due 2028, and Senior Notes due 2031 rank equally in terms of seniority and have similar financial covenants, including leverage and interest coverage. The Company was in compliance with all covenants as of September 30, 2022. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.	Convertible notes

In May 2020, the Company issued $230,000 aggregate principal of 4.0% Convertible Senior Subordinated Notes (the “Convertible Notes”) at par value. The Convertible Notes will mature on June 1, 2025, and bear interest of 4.0% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The Convertible Notes are accounted for entirely as debt as no portion of the proceeds is required to be accounted for as attributable to the conversion feature. The Convertible Notes are unsecured and subordinated to all of the Company’s existing and future secured indebtedness and are treated as equity for financial leverage calculations under the Company’s Revolving Credit Facility and Senior Notes.

The Convertible Notes may be converted at the holder’s option at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 17.2507 Subordinate Voting Shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $57.97 per Subordinate Voting Share. On December 7, 2021, the Company increased its semi-annual dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares from $0.05 to $0.15 per share. On May 17, 2022, the Company declared its semi-annual dividend of $0.15 per share. This modified the conversion rate to 17.2783 Subordinate Voting Shares per $1,000 principal amount of Convertible Notes, which represents a conversion price of $57.88 per Subordinate Voting Share.

The Company, at its option, may also redeem the Convertible Notes, in whole or in part, on or after June 1, 2023, at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, provided that the last reported trading price of the Subordinate Voting Shares for any 20 trading days in a consecutive 30 trading day period preceding the date of the notice of redemption is not less than 130% of the conversion price.

Subject to specified conditions, the Company may elect to repay some or all of the outstanding principal amount of the Convertible Notes, on maturity or redemption, through the issuance of Subordinate Voting Shares.

In connection with the issuance of the Convertible Notes, at the time, the Company incurred financing costs of $6,795 which are being amortized over five years using the effective interest rate method. For the quarter ended September 30, 2022, there was $333 of financing fee amortization included in interest expense within the accompanying Consolidated Statements of Earnings. The effective interest rate on the Convertible Notes is approximately 4.7%.

11.	Warehouse credit facilities

The following table summarizes the Company’s mortgage warehouse credit facilities as at September 30, 2022:

		September 30, 2022		December 31, 2021
	Current	Maximum	Carrying	Maximum	Carrying
	Maturity	Capacity	Value	Capacity	Value
Facility A - SOFR plus 1.70%	October 19, 2022	$125,000	$32,574	$125,000	$70,694
Facility B - SOFR plus 1.70%	On demand	125,000	19,711	125,000	49,860
Facility C - SOFR plus 1.60%	April 27, 2023	150,000	44,135	150,000	42,357
		$400,000	$96,420	$400,000	$162,911

Colliers Mortgage LLC (“Colliers Mortgage”) has warehouse credit facilities which are used exclusively for the purpose of funding warehouse mortgages receivable. The warehouse credit facilities are recourse only to Colliers Mortgage, are revolving and are secured by any warehouse mortgages financed on the facilities.

On May 26, 2022, Colliers Mortgage entered into an amendment to the financing agreement for Facility C modifying the interest rate to SOFR plus 1.6% and maturity date to April 27, 2023, with an option to extend to April 27, 2024.

See note 23 related to the renewal of Facility A.

12.	AR Facility

In April 2019, the Company entered into a structured accounts receivable facility (the “AR Facility”). Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities in turn sell the Receivables to a third-party financial institution (the “Purchaser”).

On April 25, 2022, the Company renewed its AR Facility with two third-party financial institutions and expanded the committed availability to $150,000, from $125,000, with a term of 364 days extending to April 24, 2023. As of September 30, 2022, the Company’s draw under the AR Facility was $149,944.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its wholly owned special purpose entities. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for changes in the obligation at each reporting date. As of September 30, 2022, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. For the nine months ending September 30, 2022, Receivables sold under the AR Facility were $1,513,665 and cash collections from customers on Receivables sold were $1,480,550, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of September 30, 2022, the outstanding principal on trade accounts receivable, net of Allowance for Doubtful Accounts, sold under the AR Facility was $194,039; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $91,377. See note 19 for fair value information on the DPP.

For the nine months ended September 30, 2022, the Company recognized a loss related to Receivables sold of $205 (2021 - $98 loss) that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the nine months ended September 30, 2022, were $217,504.

13.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of advisory fee arrangements and equity co-investments (typically 1%-2%).

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	September 30,	December 31,
	2022	2021
Equity accounted investments	$22,977	$16,550
Co-investment commitments	18,987	20,284
Maximum exposure to loss	$41,964	$36,834

14.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2022
Balance, January 1	$536,903
RNCI share of earnings	35,675
RNCI redemption increment	71,126
Distributions paid to RNCI	(53,854)
Purchase of interests from RNCI	(42,872)
Sale of interests to RNCI	6,224
Disposal of operations (note 5)	(2,361)
RNCI recognized on business acquisitions	318,813
Other	(246)
Balance, September 30	$869,408

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2022, was $833,750 (December 31, 2021 - $513,291). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2022, approximately 7,550,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

15.	Net earnings (loss) per common share

The earnings per share calculation cannot be anti-dilutive, therefore diluted shares is not used in the denominator when the numerator is in a loss position.

Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of income tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the three and nine-month periods ended September 30, 2021 and 2022.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2022	2021	2022	2021

Net earnings (loss) attributable to Company	$12,028	$18,004	$23,749	$(433,626)
After-tax interest on Convertible Notes	-	-	-	-
Adjusted numerator considering the If-Converted Method	$12,028	$18,004	$23,749	$(433,626)

Weighted average common shares - Basic	43,283	44,003	43,558	42,543
Exercise of stock options	487	751	589	-
Conversion of Convertible Notes	-	-	-	-
Weighted average common shares - Diluted	43,770	44,754	44,147	42,543

On July 16, 2021, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a normal course issuer bid (the “2021/2022 NCIB”). The 2021/2022 NCIB allowed the Company to purchase for cancellation, up to 3,200,000 Subordinate Voting Shares. The 2021/2022 NCIB commenced on July 20, 2021 and expired on July 19, 2022.

On July 15, 2022, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a normal course issuer bid (the “2022/2023 NCIB”). The 2022/2023 NCIB allows the Company to purchase for cancellation, up to 3,500,000 Subordinate Voting Shares. The 2022/2023 NCIB commenced on July 20, 2022 and is set to expire on July 19, 2023.

During the period from March 3, 2022, to April 25, 2022, the Company repurchased 999,439 Subordinate Voting Shares for total consideration of $126,366.

During the period from September 28, 2022, to September 30, 2022, the Company repurchased 88,400 Subordinate Voting Shares for total consideration of $8,138.

The repurchase cost of shares under the NCIBs, including commissions and fees, were allocated to common shares for the weighted average book value and to retained earnings for any excess. Under the NCIBs all shares were purchased for cancellation. See note 23.

16.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2022, there were 1,627,050 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 78,750 stock options granted during the nine months ended September 30, 2022 (2021- 50,000). Stock option activity for the nine months ended September 30, 2022 was as follows:

			Weighted average
			remaining
		Weighted	contractual	Aggregate
	Number of	average	life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options - December 31, 2021	2,550,875	$89.34
Granted	78,750	119.88
Exercised	(240,625)	51.38
Forfeited	(6,500)	126.76
Shares issuable under options - September 30, 2022	2,382,500	$94.08	2.7	$26,748
Options exercisable - September 30, 2022	970,689	$76.89	1.7	$17,759

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2022 was $14,081 (2021 - $8,180). As of September 30, 2022, there was $23,660 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the nine-month period ended September 30, 2022, the fair value of options vested was $4,892 (2021 - $4,999).

17.	Long-term incentive arrangement

On April 16, 2021, after receiving approval from 95% of disinterested shareholders, the Company settled the Management Services Agreement (the “MSA”), including the Long-Term Incentive Arrangement (the “LTIA”), originally entered into on February 1, 2004 between the Company, Jay S. Hennick (the Company’s Chairman & Chief Executive Officer) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick (the “Transaction”). In addition, the Transaction established an orderly timeline for the elimination of the Company’s dual class voting structure by no later than September 1, 2028. The Company, under the terms of the Transaction (a) paid US$96,200 (C$120,300) in cash and (b) issued a total of 3,572,858 Subordinate Voting Shares to an entity controlled by Mr. Hennick. The total purchase price was determined by applying the formula provided in the existing MSA for the LTIA using a price of US$106.40 per share (which is the volume weighted average price of the Subordinate Voting Shares on the Toronto Stock Exchange for the period from February 11, 2021, through to and including February 25, 2021, converted to US dollars). Subsequent to the completion of the Transaction, the MSA was terminated thereby eliminating the LTIA and all future fees and other entitlements owing thereafter. The settlement of the LTIA was considered a modification of a share-based payment arrangement, which was accounted for as compensation expense and presented separately as settlement of long-term incentive arrangement in the Company’s Consolidated Statements of Earnings. The net cash impact was included in operating activities in the Company’s Consolidated Statements of Cash Flows.

18.	Income tax

The provision for income tax for the nine months ended September 30, 2022, reflected an effective tax rate of 34.6% (2021 - negative 16.8%) relative to the combined statutory rate of approximately 26.5% (2021 - 26.5%). The current year’s rate was impacted by the loss on disposal of the Company’s controlling interest in its Russian operations, which was not tax deductible. The current year’s rate was also impacted by the accounting amortization of intangibles and acquisition related items associated with the investment in a U.K. flowthrough entity, on which no tax benefit was recognizable. The prior year’s rate was negatively impacted by the settlement of the long-term incentive arrangement. The settlement and its related costs were not tax deductible.

19.	Financial instruments

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2022:

	Level 1	Level 2	Level 3
Assets
Cash equivalents	$4,539	$-	$-
Equity securities	9,845	6	-
Debt securities	-	17,358	-
Mortgage derivative assets	-	-	37,248
Warehouse receivables	-	103,855	-
Interest rate swap assets		6,068	-
Deferred Purchase Price on AR Facility	-	-	108,790
Total assets	$14,384	$127,287	$146,038

Liabilities
Mortgage derivative liabilities	$-	$-	$17,409
Contingent consideration liabilities	-	-	73,922
Total liabilities	$-	$-	$91,331

There were no significant non-recurring fair value measurements recorded during the quarter ended September 30, 2022.

Other than the transfer of mortgage derivative assets and mortgage derivative liabilities from Level 2 to Level 3 as described in the Mortgage related derivatives section below, there were no transfers between any of the levels within the fair value hierarchy during the quarter ended September 30, 2022.

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of less than three months. Actively traded cash equivalents where a quoted price is readily available are classified as Level 1 in the fair value hierarchy.

Debt and equity securities

The Company records debt and equity securities at fair value on the Consolidated Balance Sheets. These financial instruments are valued based on observable market data that may include quoted market prices dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Certain investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the Consolidated Statements of Earnings.

Mortgage-related derivatives

Interest rate lock commitments and forward sales commitment are derivative instruments which consider observable market data in determining their fair values, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans. The Company also considers the impact of counterparty non-performance risk when measuring the fair value of these derivatives.

Given the rapid changes to interest rates and their effect on the fair value of the expected net cash flows associated with the servicing of the loans combined with heightened economic risks for counterparties, the Company believes that the fair value of the expected net cash flows associated with the servicing of the loans and counterparty non-performance risk have the potential to impact the value of its derivative assets and derivative liabilities that may not continue to be insignificant. Consequently, the mortgage derivative assets valued at $37,248 and mortgage derivative liabilities valued at $17,409 have been transferred from Level 2 to Level 3 of the fair value hierarchy for the period ended September 30, 2022. Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sale commitments and the Company’s historical experience, management does not believe the risk of non-performance is significant. An increase in counterparty non-performance risk assumptions would result in a lower fair value measurement.

Warehouse receivables

Warehouse receivables represent mortgage loans originated by the Company with commitments to sell to third party investors. Principal funded on mortgage loans plus gains attributable to the fair value of mortgage premiums and origination fees increase warehouse receivables and proceeds received from the sale of mortgage loans to third party investors reduce warehouse receivables. As at September 30, 2022, substantially all of the Company’s mortgage warehouse receivables were under commitment to be purchased by a GSE or by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 2.5% to 5.0% depending upon the aging of the Receivables. See note 12 for information on the AR Facility.

Changes in the fair value of the DPP comprises the following:

2022
Balance, January 1	$238,835
Additions to DPP	217,504
Collections on DPP	(345,056)
Fair value adjustment	(205)
Foreign exchange and other	(2,288)
Balance, September 30	$108,790

Interest rate swaps

In December 2018, the Company entered into interest rate swap agreements (the “2018 IRS”) to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The 2018 IRS have a maturity date of April 30, 2023. The 2018 IRS are measured at fair value on the consolidated balance sheets. In May 2022, the Company amended the 2018 IRS to convert SOFR floating interest rates into a weighted average fixed interest rate of 2.6026%.

At the inception of the 2018 IRS, the Company designated each swap as a cash flow hedge. From inception until June 30, 2021, each of the 2018 IRS were determined to be effective with changes in the fair value recognized to accumulated other comprehensive earnings (loss).

On July 1, 2021, the Company dedesignated the hedging relationships. Gains or losses related to changes in the fair value of the 2018 IRS after July 1, 2021, are reported in interest expense on the consolidated statements of earnings.

As at June 30, 2021, $5,595 of cumulative losses were reported in accumulated other comprehensive earnings (loss). This accumulated other comprehensive loss will be recognized to interest expense commensurate with when the forecasted cash flows originally designated as a hedge affect earnings, or earlier if it is probable these forecasted cash flows will not occur. In the three months and nine months ended September 30, 2022, $644 and $1,889 of the accumulated other comprehensive loss, respectively, was included in interest expense on the consolidated statements of earnings.

On July 15, 2022, the Company entered into interest rate swap agreements (the “2022 IRS”) to convert the SOFR floating interest rate on $150,000 of US dollar denominated debt into a fixed interest rate of 2.802% plus applicable margin. The 2022 IRS have a maturity of May 27, 2027. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the 2022 IRS, which are determined to be effective as hedges, are reported in other comprehensive income.

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 2.1% to 9.5%, with a weighted average of 4.8%). The wide range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,200.

Changes in the fair value of the contingent consideration liability comprises the following:

2022
Balance, January 1	$154,671
Amounts recognized on acquisitions	40,176
Fair value adjustments (note 7)	4,902
Resolved and settled in cash	(122,809)
Other	(3,018)
Balance, September 30	$73,922

Less: current portion	$31,900
Non-current portion	$42,022

The carrying amounts for cash, restricted cash, accounts receivable, accounts payable, advisor loans, other receivables and accrued liabilities approximate their estimated fair values due to the short-term nature of these instruments, unless otherwise indicated. The carrying value of the Company’s Revolving Credit Facility and other short-term borrowings approximate their estimated fair value due to their short-term nature and variable interest rate terms. These fair value measurements use a net present value approach; significant model inputs were expected future cash outflows and discount rates which are Level 3 inputs within the fair value hierarchy.

The carrying amount and the estimated fair value of Senior Notes and Convertible Notes are presented in the table below. Interest rate yield curves, interest rate indices and market prices (Level 2 inputs within the fair value hierarchy) are used in determining the fair value of the Senior Notes and Convertible Notes.

	September 30, 2022		December 31, 2021
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Senior Notes	$476,208	$394,613	$529,089	$548,440
Convertible Notes	226,199	364,258	225,214	590,193

20.	Commitments and Contingencies

Acquisition Commitments

In September 2022, The Company entered into an agreement to acquire a controlling interest in Pangea Property Partners (“Pangea”), a capital markets advisor in Sweden and Norway. It is expected that the acquisition will be accounted for using the acquisition method of accounting for business combinations. The transaction is expected to close in the fourth quarter of 2022, subject to applicable closing conditions including regulatory approval, for an aggregate initial cash purchase price of $67,000.

Claims and Litigation

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Contingencies associated with US government sponsored enterprises

Colliers Mortgage is a lender in the Fannie Mae DUS Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 19, the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of September 30, 2022, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4,446,000. As at September 30, 2022, the Loss Reserve was $15,797 (December 31, 2021 - $15,807) and was included within Other liabilities on the Consolidated Balance Sheets.

Pursuant to its licenses with Fannie Mae, Ginnie Mae and HUD, Colliers Mortgage is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that Colliers Mortgage fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate the Company’s servicing authority for all or some of the portfolio. At September 30, 2022, Colliers Mortgage was in compliance with all such requirements.

21.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and operating segment as presented in the following table. In prior quarters, revenues from engineering and design services and project management services (“E&D and Project Management”) were combined with Property management revenues under the Property Services label.

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30,

2022
Leasing	$210,551	$32,065	$31,098	$-	$-	$273,714
Capital Markets	194,687	38,378	42,641	-	-	275,706
E&D and Project management	133,629	46,580	22,956	-	-	203,165
Property management	74,292	15,979	30,809	-	-	121,080
Valuation and advisory	60,634	30,256	22,120	-	-	113,010
IM - Advisory and other	-	-	-	96,070	-	96,070
IM - Incentive Fees	-	-	-	-	-	-
Other	21,265	940	3,221	-	153	25,579
Total Revenue	$695,058	$164,198	$152,845	$96,070	$153	$1,108,324

2021
Leasing	$174,998	$34,716	$33,176	$-	$-	$242,890
Capital Markets	213,412	40,384	56,852	-	-	310,648
E&D and Project management	89,435	31,792	18,912	-	-	140,139
Property management	67,616	17,786	36,488	-	-	121,890
Valuation and advisory	52,501	29,006	23,126	-	7	104,640
IM - Advisory and other	12	-	-	59,672	-	59,684
IM - Incentive Fees	-	-	-	18,591	-	18,591
Other	19,124	1,253	3,749	-	148	24,274
Total Revenue	$617,098	$154,937	$172,303	$78,263	$155	$1,022,756

Nine months ended September 30,

2022
Leasing	$613,746	$97,975	$76,661	$-	$-	$788,382
Capital Markets	610,929	117,451	109,502	-	-	837,882
E&D and Project management	385,797	127,918	55,462	-	-	569,177
Property management	217,583	49,816	98,347	-	-	365,746
Valuation and advisory	184,774	90,412	64,936	-	-	340,122
IM - Advisory and other	-	-	-	230,944	-	230,944
IM - Incentive Fees	-	-	-	26,630	-	26,630
Other	64,638	3,222	9,921	21	397	78,199
Total Revenue	$2,077,467	$486,794	$414,829	$257,595	$397	$3,237,082

2021
Leasing	$489,183	$94,187	$80,437	$-	$-	$663,807
Capital Markets	531,735	122,913	132,110	-	-	786,758
E&D and Project management	256,519	79,204	55,552	-	-	391,275
Property management	205,699	52,692	112,584	-	-	370,975
Valuation and advisory	143,893	87,019	63,486	-	7	294,405
IM - Advisory and other	12	-	-	154,776	-	154,788
IM - Incentive Fees	-	-	-	18,591	-	18,591
Other	48,603	3,606	10,403	-	453	63,065
Total Revenue	$1,675,644	$439,621	$454,572	$173,367	$460	$2,743,664

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). In the three months and nine months ended September 30, 2022, $37,174 and $91,647 of revenue, respectively, was excluded from the scope of ASC 606 (2021 - $35,752 and $99,479). These revenues were included entirely within the Americas segment within Capital Markets and Other revenue.

Contract balances

As at September 30, 2022, the Company had contract assets totaling $81,672 of which $76,150 was current ($78,941 as at December 31, 2021 - of which $71,294 was current). During the nine months ended September 30, 2022, approximately 87% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 12).

As at September 30, 2022, the Company had contract liabilities (all current) totaling $34,648 ($30,397 as at December 31, 2021). Revenue recognized for the nine months ended September 30, 2022, totaled $25,960 (2021 - $18,426) that was included in the contract liability balance at the beginning of the year.

Certain constrained brokerage fees, outsourcing & advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of brokerage revenue recognized in a period had previously been constrained and substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

22.	Segmented information

Operating segments

Colliers has identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment operates in the Americas and EMEA. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office and, for the nine months period ended September 30, 2021, also the settlement of the LTIA (see note 17). Operating earnings (loss) for the three and nine-month periods ended September 30, 2022, include losses on disposal of the Company’s operations of $318 and $27,358 respectively, substantially all of which were in EMEA (see note 5).

OPERATING SEGMENTS
			Asia	Investment
	Americas	EMEA	Pacific	Mgmt	Corporate	Consolidated

Three months ended September 30

2022
Revenues	$695,058	$164,198	$152,845	$96,070	$153	$1,108,324
Depreciation and amortization	21,274	6,527	2,361	14,161	819	45,142
Operating earnings (loss)	59,945	6,098	17,451	19,515	(18,979)	84,030

2021
Revenues	$617,098	$154,937	$172,303	$78,263	$155	$1,022,756
Depreciation and amortization	18,843	5,579	2,345	6,825	996	34,588
Operating earnings (loss)	48,879	11,399	18,342	19,812	(22,466)	75,966

			Asia	Investment
	Americas	EMEA	Pacific	Mgmt	Corporate	Consolidated

Nine months ended September 30

2022
Revenues	$2,077,467	$486,794	$414,829	$257,595	$397	$3,237,082
Depreciation and amortization	66,949	19,989	6,217	30,346	2,378	125,879
Operating earnings (loss)	202,360	(20,473)	43,234	55,886	(52,293)	228,714

2021
Revenues	$1,675,644	$439,621	$454,572	$173,367	$460	$2,743,664
Depreciation and amortization	58,300	17,035	8,395	20,340	2,869	106,939
Operating earnings (loss)	154,970	24,703	46,742	43,900	(540,170)	(269,855)

Geographic information

Revenues in each geographic region are reported by customer locations except for Investment Management where revenues are reported by the location of the fund management.

GEOGRAPHIC INFORMATION
	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021

United States
Revenues	$652,370	$570,886	$1,902,830	$1,488,827
Total long-lived assets			1,787,694	1,401,401

Canada
Revenues	$104,051	$105,331	$350,320	$309,356
Total long-lived assets			76,170	80,217

Euro currency countries
Revenues	$95,430	$82,176	$283,392	$225,956
Total long-lived assets			334,633	278,103

Australia
Revenues	$70,210	$83,724	$185,682	$209,687
Total long-lived assets			109,133	73,929

United Kingdom
Revenues	$59,599	$37,696	$144,809	$115,789
Total long-lived assets			523,486	71,440

China
Revenues	$21,957	$27,389	$67,497	$74,540
Total long-lived assets			7,835	10,505

Other
Revenues	$104,707	$115,554	$302,552	$319,509
Total long-lived assets			136,126	170,014

Consolidated
Revenues	$1,108,324	$1,022,756	$3,237,082	$2,743,664
Total long-lived assets			2,975,077	2,085,609

23.	Subsequent events

Acquisitions

On October 6, 2022, the Company completed the acquisition of a controlling interest in Arcadia Management Group, Inc. for an aggregate initial cash purchase price of $13,100. The acquisition is expected to be accounted for using the acquisition method of accounting for business combinations.

On October 11, 2022, the Company completed the acquisition for 75% of Versus Capital for an aggregate initial cash purchase price of $364,000. The acquisition is expected to be accounted for using the acquisition method of accounting for business combinations.

NCIB share repurchases

The Company established an automatic share purchase plan (“ASPP”) in connection with 2022/2023 NCIB. The ASPP was pre-cleared by the TSX and commenced on October 3, 2022, and terminated on October 28, 2022. During this period the Company repurchased 284,488 Subordinate Voting Shares for cancellation for consideration of $26,418.

Warehouse facility extension

On October 17, 2022, the Company renewed Facility A extending its maturity date to October 19, 2023. See note 11.

AR facility expansion

On October 28, 2022, the Company expanded the committed availability in its AR Facility to $175,000. See note 12.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the nine months ended September 30, 2022

(in US dollars)

November 4, 2022

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three and nine months ended September 30, 2022 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2021. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), in accordance with disclosure requirements for the presentation of interim financial information. All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine months ended September 30, 2022 and up to and including November 4, 2022.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “local currency revenue growth rate”, “internal revenue growth rate”, “adjusted EBITDA”, “adjusted EPS”, “free cash flow” and “assets under management (“AUM”)”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the third quarter ended September 30, 2022 were $1.11 billion, an increase of 8% versus the prior year period (12% in local currency), led by Outsourcing & Advisory, Investment Management and Leasing. The GAAP earnings per share were $0.27 relative to $0.40 in the prior year period and impacted by higher tax rate and a higher share of earnings from our non-wholly owned operations. Adjusted earnings per share, which exclude acquisition-related costs, non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) were $1.41, up 11% from $1.27 in the prior year. The increase was driven by (i) the impact of recent acquisitions; (ii) strong internal growth in Leasing and Outsourcing & Advisory service lines, as well as (iii) accretion from the repurchase of Subordinate Voting Shares in March, April and September 2022 under the Company’s prior and current normal course issuer bids (“NCIB”). GAAP net earnings per share and adjusted net earnings per share for the third quarter ended September 30, 2022 were impacted approximately $0.07 and $0.06, respectively, from changes in foreign exchange rates.

In April 2022, the Company completed the acquisition of controlling interests in Antirion SGR S.p.A. (“Antirion”), a real estate investment management firm in Italy, and its Italy affiliate (which collectively consists of Colliers International Italia S.p.A., Colliers Real Estate Services Italia S.R.L. and Colliers Real Estate Management Services S.R.L.).

In June 2022, the Company acquired a 75% controlling interest in Basalt Infrastructure Partners LLP (“Basalt”), a London-based transatlantic infrastructure investment management firm. The acquisition adds highly differentiated investment products in the utility, transportation, energy/renewables and communications sectors to the Company’s Investment Management service line.

In July 2022, the Company completed the acquisition of a 65% controlling interest in Rockwood Capital, LLC (“Rockwood”), a US real estate investment management firm. Rockwood specializes in equity and credit investments across multifamily, office, mixed use, life science, hospitality, and retail asset classes in North America.

In August 2022, the Company acquired a controlling interest in PEAKURBAN Pty Limited (“PEAKURBAN”), a civil, infrastructure, water engineering, town planning and urban design company in Australia. The business will rebrand as Colliers Engineering & Design and integrate into Colliers’ existing Australian operations.

In September 2022, the Company announced an agreement to acquire a controlling interest in Pangea Property Partners (“Pangea”), a real estate advisory firm in Sweden and Norway. The transaction is expected to close in the fourth quarter of 2022.

In October 2022, the Company acquired a 75% controlling interest in Versus Capital (“Versus”), a US alternative real asset management firm with private wealth distribution capabilities.

In October 2022, the Company acquired a controlling interest in Arcadia Management Group, Inc. (“Arcadia”), a property management firm focused in the Southwest US.

During the nine months ended September 30, 2022, the Company also acquired three businesses operating in the Americas (San Antonio, Texas; Cincinnati and Cleveland, Ohio) as well as a building consultancy and project management firm in the United Kingdom.

In March 2022, Colliers discontinued its operations in Russia and terminated its affiliate in Belarus. During the nine months ended September 30, 2022, the Company also sold three individually insignificant operations (EMEA – Morocco; Americas – Panama, Colombia). The disposal of the Company’s controlling interests in these operations resulted in a loss of $27.4 million, substantially all of which was non-cash.

For the three and nine-month periods ended September 30, 2022, local currency revenue growth was driven by Outsourcing & Advisory, Investment Management and Leasing.

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Change	Change	September 30		Change	Change
(LC = local currency)	2022	2021	in US$ %	in LC%	2022	2021	in US$ %	in LC%

Outsourcing & Advisory	$462,834	390,943	18%	24%	$1,353,244	1,119,720	21%	25%
Investment Management (1)	96,070	78,275	23%	23%	257,574	173,379	49%	49%
Leasing	273,714	242,890	13%	16%	788,382	663,807	19%	22%
Capital Markets	275,706	310,648	-11%	-8%	837,882	786,758	6%	10%
Total revenues	$1,108,324	1,022,756	8%	12%	$3,237,082	2,743,664	18%	21%

(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 62% and 50% for the three and nine months ended September 30, 2022, respectively.

Results of operations – three months ended September 30, 2022

For the third quarter ended September 30, 2022, revenues were $1.11 billion, 8% higher than the comparable prior year quarter (12% in local currency) led by Investment Management, Outsourcing & Advisory and Leasing. Internally generated revenues were up 4% while acquisitions contributed 8% to local currency revenue growth.

Operating earnings for the third quarter were $84.0 million versus $76.0 million in the prior year quarter. Operating earnings margin was 7.6% as compared to 7.4% in the prior year quarter, with operating leverage from higher revenues partly offset by service mix and higher variable and discretionary costs. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $145.1 million up 17% versus $123.6 million reported in the prior year quarter. The Adjusted EBITDA margin was 13.1% in the quarter as compared to 12.1% in the prior year quarter.

Depreciation expense was $12.4 million relative to $11.4 million in the prior year quarter with the increase attributable to increased investments in office leaseholds and the impact of recent business acquisitions.

Amortization expense was $32.8 million, versus $23.1 recorded in the prior year quarter with the increase attributable mainly to intangible assets acquired with recent business acquisitions.

Net interest expense was $13.5 million, versus $8.3 million recorded in the prior year quarter. The average interest rate on debt during the period was 3.8%, relative to 3.6% in the prior year quarter.

Consolidated income tax expense for the quarter was $25.1 million, relative to $18.8 million in the prior year quarter. The current quarter’s effective tax rate of 36.0% versus 27.0% in the prior year quarter. The current period tax rate was impacted by the outside basis difference in an investment in the United Kingdom (Basalt) on which a deferred tax benefit could not be recognized.

Net earnings for the quarter were $44.5 million versus $50.5 million in the prior year quarter.

Revenues in the Americas region totalled $695.1 million for the third quarter, up 13% (13% in local currency) versus $617.1 million in the prior year quarter. Revenue growth was led by Outsourcing & Advisory, particularly Engineering & Design (including recent acquisitions) and Leasing, which benefitted from increased activity in office and industrial asset classes. Capital Markets revenues were impacted by rising interest rates and market uncertainty which reduced sales brokerage and debt origination and financing activity. Adjusted EBITDA was $66.8 million, up 1% (2% in local currency) from the prior year quarter. The margin was impacted by (i) higher discretionary and variable costs as well as (ii) changes in revenue mix with a reduction in higher-margin Capital Markets transactions. GAAP operating earnings were $59.9 million, relative to $48.9 million in the prior year quarter.

Revenues in the EMEA region totalled $164.2 million for the third quarter, up 6% (23% in local currency) compared to $154.9 million in the prior year quarter with growth across all service lines, although unevenly distributed across countries. Revenues were particularly strong in the United Kingdom (including a recent project management acquisition), which more than offset the impact of higher interest rates and geopolitical uncertainty. Foreign exchange headwinds impacted revenue growth by 17%. Adjusted EBITDA was $13.3 million, down 11% (up 1% in local currency) relative to the prior year primarily due to changes in revenue mix. GAAP operating earnings were $6.1 million, versus operating earnings of $11.4 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $152.8 million for the third quarter compared to $172.3 million in the prior year quarter, down 11% (down 4% in local currency). Revenues were impacted by higher interest rates, geopolitical uncertainty, and COVID-19 restrictions in several Asian markets, especially China. Foreign exchange headwinds impacted revenue growth by 7%. Adjusted EBITDA was $21.1 million, up 2% (up 12% in local currency) relative to the prior year on a lower cost structure. GAAP operating earnings were $17.5 million, versus $18.3 million in the prior year quarter.

Investment Management revenues for the third quarter were $96.1 million compared to $78.3 million in the prior year quarter, up 23% (23% in local currency). Passthrough revenue from historical carried interest was nil in the quarter versus $18.6 million in the prior year quarter. Excluding the impact of carried interest, revenue was up 61% (62% in local currency) driven by (i) acquisitions and (ii) management fee growth from increased assets under management. Adjusted EBITDA was $36.9 million, up 33% (33% in local currency) over the prior year quarter. GAAP operating earnings were $19.5 million in the quarter, versus $19.8 million in the prior year quarter. Assets under management were $86.2 billion as of September 30, 2022, up 87% from $46.1 billion on September 30, 2021. Including Versus Capital (completed on October 12, 2022), assets under management are now $92.2 billion.

Unallocated global corporate earnings as reported in Adjusted EBITDA were $7.0 million in the third quarter, relative to unallocated global corporate costs of $5.6 million in the prior year quarter due to a significant reduction in performance-based compensation accruals in the current period and foreign exchange impact. The corporate GAAP operating loss for the quarter was $19.0 million relative to a loss of $22.5 million in the third quarter of 2021, with the prior year period impacted by higher contingent acquisition consideration expense related to acquisitions.

Results of operations – nine months ended September 30, 2022

For the nine months ended September 30, 2022, revenues were $3.24 billion, up 18% compared to the prior year period (21% in local currency). Internally generated revenues were up 15% driven by strong growth in all service lines, led by Investment Management. Acquisitions contributed 6% to local currency revenue growth versus the prior year period.

Operating earnings for the nine months ended September 30, 2022 were $228.7 million relative to a loss of $269.9 million, which included the impact of a $471.9 million settlement of Long-Term Incentive Arrangement (“LTIA”) with the Company’s Chairman & CEO as approved by 95% of disinterested shareholders. Operating earnings margin was 7.1% versus 7.4% in the prior year period after excluding the settlement of the LTIA. The decrease in margin was attributable to (i) a loss on the disposal of certain operations and (ii) service mix, partly offset by higher revenues. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $427.8 million, up 21% versus $352.3 million in the prior year period. The Adjusted EBITDA margin of 13.2% as compared to 12.8% relative to the prior year period.

Depreciation expense was $36.2 million relative to $32.9 million in the prior year period, with the increase attributable to the impact of recent acquisitions and increased investments in office leaseholds.

Amortization expense was $89.6 million relative to $74.0 million in the prior year period, with the increase attributable mainly to intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $29.4 million as compared to $24.5 million in the prior year period. The average interest rate on our debt during the period was 3.5%, versus 3.4% in the prior year period.

Consolidated income tax expense for the nine months ended September 30, 2022 was $70.0 million, relative to $48.5 million in the prior year. The effective tax rate of 34.6% and was impacted by the outside basis difference in an investment in the United Kingdom (Basalt) as well as a non-tax-deductible loss on disposal of the Company’s controlling interest in its Russian operations. The prior year period’s rate was impacted by the settlement of the LTIA and related costs which were not tax deductible.

Net earnings for the nine months ended September 30, 2022 were $132.6 million versus net loss of $337.3 million in the prior year period, which included the settlement of the LTIA.

Revenues in the Americas region totalled $2.08 billion for the nine-month period, up 24% (25% in local currency) versus $1.68 billion in the prior year period led by Outsourcing & Advisory (including recent acquisitions) and Leasing activity driven by industrial, land and multifamily asset classes. Adjusted EBITDA was $249.4 million, up 24% (24% in local currency) over the prior year period and included an $11.7 million gain on the termination of a lease. GAAP operating earnings were $202.4 million, relative to $155.0 million in the prior year period.

Revenues in the EMEA region totalled $486.8 million for the nine-month period, up 11% (24% in local currency) compared to $439.6 million in the prior year period. Revenue growth was led by robust Outsourcing & Advisory and Leasing activity. Capital Markets revenues were up slightly but were impacted by geopolitical uncertainty in the region. Foreign exchange headwinds impacted revenue growth by 13%. Adjusted EBITDA was $32.6 million, down 19% (down 9% in local currency) relative to the prior year and was impacted by (i) service mix and (ii) higher discretionary and variable costs. GAAP operating loss was $20.5 million, versus operating earnings of $24.7 million in the prior year period.

Revenues in the Asia Pacific region totalled $414.8 million for the nine-month period compared to $454.6 million in the prior year period, down 9% (down 3% in local currency). Revenues were impacted by COVID-19 restrictions in several Asian markets which extended through most of the period. Foreign exchange headwinds impacted revenue growth by 6%. Adjusted EBITDA was $50.8 million, down 11% (down 3% in local currency) from $56.8 million in the prior year period. GAAP operating earnings was $43.2 million, versus $46.7 million in the prior year period.

Investment Management revenues for the nine-month period were $257.6 million compared to $173.4 million in the prior year period, up 49% (49% in local currency). Passthrough revenue from historical carried interest represented $26.6 million for the period versus $18.6 million in the prior year period. Excluding the impact of carried interest, revenue was up 49% (50% in local currency) driven by (i) acquisitions and (ii) management fee growth from increased assets under management. Adjusted EBITDA was $92.9 million, up 39% (39% in local currency) over the prior year period. GAAP operating earnings were $55.9 million in the period, versus $43.9 million in the prior year period.

Unallocated global corporate earnings as reported in Adjusted EBITDA were $2.1 million in the nine-month period, relative to costs of $13.2 million in the prior year period. The corporate GAAP operating loss for the period was $52.3 million relative to a loss of $540.2 million in the prior period, with the prior year period impacted by (i) the settlement of the LTIA and (ii) contingent acquisition consideration expense related to acquisitions.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2022, 2021 and 2020

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2022
Revenues	$1,000,912	1,127,846	1,108,324
Operating earnings	40,834	103,850	84,030
Net earnings	21,317	66,731	44,524
Basic net earnings (loss) per common share	(0.42)	0.70	0.28
Diluted net earnings (loss) per common share	(0.42)	0.67	0.27

Year ended December 31, 2021
Revenues	$774,914	$945,994	$1,022,756	$1,345,465
Operating earnings (loss)	39,956	(385,777)	75,966	138,354
Net earnings (loss)	24,807	(412,601)	50,496	99,741
Basic net earnings (loss) per common share	0.11	(10.53)	0.41	0.98
Diluted net earnings (loss) per common share	0.11	(10.53)	0.40	0.92

Year ended December 31, 2020
Revenues	$630,628	$550,206	$692,307	$913,716
Operating earnings	18,537	14,523	52,074	79,443
Net earnings	6,458	6,483	31,979	49,568
Basic net earnings (loss) per common share	0.12	(0.26)	0.53	0.84
Diluted net earnings (loss) per common share	0.11	(0.26)	0.52	0.80

Other data*
Adjusted EBITDA - 2022	$121,461	$161,313	$145,065
Adjusted EBITDA - 2021	92,129	136,558	123,641	$192,010
Adjusted EBITDA - 2020	54,454	59,962	92,120	154,906
Adjusted EPS - 2022	$1.44	$1.84	$1.41
Adjusted EPS - 2021	1.04	1.58	1.27	$2.25
Adjusted EPS - 2020	0.54	0.70	1.08	1.79

*See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Historically, Capital Markets operations comprised approximately 25% of consolidated annual revenues. Variations can also be caused by business acquisitions which alter the consolidated service mix.

2022 outlook

The Company is adjusting its outlook for the full year 2022 to reflect year to date operating results, contributions from recent acquisitions, the operating impact of rising global interest rates and geopolitical uncertainties as well as adverse foreign exchange impacts on AEPS. The income tax rate and NCI share of earnings also reflect updated expectations relating to the earnings mix for the year. The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak of war, elections, disruption of supply chains) and related factors.

Measure	Updated	Previous
Revenue growth	Low double digit revenue growth: • High-single digit internal growth • Balance from acquisitions	Low double digit revenue growth: • High-single digit internal growth • Balance from acquisitions
AEBITDA Margin	Up 60 bps – 80 bps	Up 60 bps – 100 bps
Consolidated income tax rate (1)	29%-31%	27%-29%
NCI share of earnings (1)	22%-24%	20%-22%
AEPS growth	Mid-teens	Low-twenties
(1)	Excluding loss on disposal of operations

Liquidity and capital resources

Net cash used in operating activities for the nine months ended September 30, 2022 was $171.5 million, versus net cash generated of $211.1 million in the prior year period. The increase in net cash usage was driven by (i) the $345.1 million cash collection of the AR Facility deferred purchase price which is shown as an investing activity in the Consolidated Statement of Cash Flows; (ii) significantly higher working capital usage on the payment of accrued compensation on account of 2021 paid earlier in the current year, as well as (iii) $68.9 million of contingent acquisition consideration paid during the period. We believe that cash from operations and other existing resources, including our $1.5 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2022, capital expenditures were $41.8 million (2021 - $44.5 million). Capital expenditures for the year ending December 31, 2022 are expected to be $75-$80 million, with the increase primarily attributable to investments in office space in major markets, some of which were deferred from 2021 and are expected to be funded by cash on hand.

Net indebtedness as at September 30, 2022 was $961.7 million, versus $134.3 million at December 31, 2021. Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding the Convertible Notes and warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of September 30, 2022, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 1.5x (0.3x as of December 31, 2021), relative to a maximum of 3.5x permitted under our debt agreements. Including the Convertible Notes, our net indebtedness as at September 30, 2022 was $1.19 billion. We were in compliance with the covenants contained in our debt agreements as at September 30, 2022 and, based on our outlook for 2022, we expect to remain in compliance with these covenants.

On May 27, 2022, the Company extended and increased its Revolving Credit Facility for a new five-year term maturing in May 2027 (previously: April 2024). Borrowing capacity has been increased to $1.5 billion from $1.0 billion previously. Financial covenants under the Revolving Credit Facility remain unchanged. The Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time aligned with Colliers’ Elevate the Built Environment framework. These targets include: 1) reducing greenhouse gas emissions consistent with the Science-Based Targets initiative (“SBTi”); 2) increasing female representation in management roles and 3) ensuring Colliers-occupied offices obtain the WELL Health-Safety certification. As of September 30, 2022, the Company had $816.1 million of unused credit under the Revolving Credit Facility.

The Convertible Notes, due 2025, are unsecured and subordinated to all of the existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage calculations under our debt agreements. The Convertible Notes are convertible into 3.97 million Subordinate Voting Shares or, if not converted, may be settled at maturity with subordinate voting shares or cash at the option of the Company.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

On April 25, 2022, the Company renewed its AR Facility with two third-party financial institutions and expanded the committed availability to $150,000 from $125,000, with a term of 364 days extending to April 24, 2023 and includes selected US and Canadian trade accounts receivable. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. As of September 30, 2022, the Company had drawn $149.9 million under the AR Facility. Subsequent to quarter end, in October 2022, the Company expanded the committed availability in its AR Facility to $175 million, effective October 28, 2022.

During 2021, the Company acquired certain real estate assets in connection with the establishment of new Investment Management funds. The real estate assets, as well as corresponding liabilities, will be transferred to the respective funds during 2022, without gain or loss. The Company recorded the corresponding assets and liabilities on the balance sheet as of December 31, 2021 and as of September 30, 2022. We expect to enter into similar transactions from time to time in the future to facilitate the formation of new Investment Management funds.

On December 7, 2021, the Company’s Board of Directors announced an increase in semi-annual dividend to $0.15 per share to shareholders of record on December 31, 2021. These semi-annual dividends are paid in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. On May 17, 2022, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on June 30, 2022, paid on July 14, 2022. Total common share dividends paid by the Company during the nine months ended 2022 were $13.1 million.

During the nine months ended September 30, 2022, we invested cash in acquisitions as follows: an aggregate of $594.1 million (net of cash acquired) in new business acquisitions, $34.5 million in acquisitions of redeemable non-controlling interest and $124.6 million in contingent consideration payments, primarily related to the 2018 Harrison Street acquisition. All acquisitions during the year were funded from borrowings on the Revolving Credit Facility and cash on hand (See Note 4 in our consolidated financial statements). In addition, the Company expects to fund previously announced acquisitions, which are expected to close in 2022, from borrowings on the Revolving Credit Facility and cash on hand.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $403.7 million as at September 30, 2022 (December 31, 2021 - $191.6 million). Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2022 was $73.9 million (December 31, 2021 - $154.7 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2022 was $42.6 million (December 31, 2021 - $13.6 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to May 2027. We estimate that approximately 85% of the contingent consideration outstanding as of September 30, 2022 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2022:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,150,550	$1,870	$473	$671,999	$476,208
Warehouse credit facilities	96,420	96,420	—	—	—
Convertible Notes	226,199	—	226,199	—	—
Interest on long-term debt
and Convertible Notes[1]	108,125	20,173	37,272	21,947	28,733
Finance lease obligations	1,715	912	678	125	—
Business combinations[2]	444,100	444,100	—	—	—
Contingent acquisition consideration	73,922	31,900	41,909	—	113
Operating leases obligations	501,033	95,188	155,786	96,506	153,553
Purchase commitments	72,460	22,035	34,874	13,916	1,635
Co-investment Commitments	18,987	18,987	—	—	—
Total contractual obligations	$2,693,511	$731,585	$497,191	$804,493	$660,242
1.	Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $136.1 million of interest payments, $29 million of which will be made in the next 12 months.
2.	Business combinations include the acquisitions of Versus and Arcadia, both of which closed in October 2022, and Pangea Property Partners, which is expected to close in the fourth quarter of 2022.

At September 30, 2022, we had commercial commitments totaling $11.9 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $833.8 million as of September 30, 2022 (December 31, 2021 - $513.3 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2022, the RNCI recorded on the balance sheet was $869.4 million (December 31, 2021 - $536.9 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2022 would be $2.09, and the accretion to adjusted EPS would be $0.43.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified eight critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Deferred income tax assets. Deferred income tax assets arise primarily from the recognition of the benefit of certain net operating loss carry-forwards. We must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

6.	Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the Consolidated Balance Sheets. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

7.	Uncertain tax positions. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

8.	Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of September 30, 2022, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4.4 billion. As at September 30, 2022, the Loss Reserve was $15.8 million (December 31, 2021 - $15.8 million) and was included within Other liabilities on the Consolidated Balance Sheets.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) settlement of LTIA; (v) loss on disposal of operations; (vi) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vii) gains attributable to MSRs; (viii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (ix) restructuring costs and (x) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$44,524	$50,496	$132,572	$(337,298)
Income tax	25,097	18,771	70,034	48,490
Other income, including equity earnings from non-consolidated investments	874	(1,601)	(3,316)	(5,547)
Interest expense, net	13,535	8,300	29,424	24,500
Operating earnings (loss)	84,030	75,966	228,714	(269,855)
Settlement of LTIA	—	—	—	471,928
Loss on disposal of operations	318	—	27,358	—
Depreciation and amortization	45,142	34,588	125,879	106,939
Gains attributable to MSRs	(16,391)	(5,812)	(24,214)	(20,728)
Equity earnings from non-consolidated investments	755	1,487	4,821	4,625
Acquisition-related items	26,290	14,231	50,738	49,773
Restructuring costs	191	523	462	1,466
Stock-based compensation expense	4,730	2,658	14,081	8,180
Adjusted EBITDA	$145,065	$123,641	$427,839	$352,328

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) settlement of LTIA; (iii) loss on disposal of operations; (iv) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (v) gains attributable to MSRs; (vi) acquisition-related items; (vii) restructuring costs and (viii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$44,524	$50,496	$132,572	$(337,298)
Non-controlling interest share of earnings	(17,375)	(13,623)	(37,697)	(33,148)
Interest on Convertible Notes	2,300	2,300	6,900	6,900
Settlement of LTIA	—	—	—	471,928
Loss on disposal of operations	318	—	27,358	—
Amortization of intangible assets	32,760	23,148	89,630	74,019
Gains attributable to MSRs	(16,391)	(5,812)	(24,214)	(20,728)
Acquisition-related items	26,290	14,231	50,738	49,773
Restructuring costs	191	523	462	1,466
Stock-based compensation expense	4,730	2,658	14,081	8,180
Income tax on adjustments	(6,341)	(8,934)	(22,651)	(27,117)
Non-controlling interest on adjustments	(3,519)	(3,125)	(11,458)	(9,920)
Adjusted net earnings	$67,487	$61,862	$225,721	$184,055

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2022	2021	2022	2021

Diluted net earnings (loss) per common share(1)	$0.25	$0.37	$0.49	$(9.20)
Interest on Convertible Notes, net of tax	0.04	0.04	0.11	0.11
Non-controlling interest redemption increment	0.32	0.39	1.48	1.34
Settlement of LTIA	—	—	—	10.02
Loss on disposal of operations	—	—	0.56	—
Amortization expense, net of tax	0.42	0.28	1.13	0.94
Gains attributable to MSRs, net of tax	(0.19)	(0.07)	(0.28)	(0.25)
Acquisition-related items	0.49	0.20	0.94	0.75
Restructuring costs, net of tax	—	0.01	—	0.02
Stock-based compensation expense, net of tax	0.08	0.05	0.26	0.18
Adjusted EPS	$1.41	$1.27	$4.69	$3.91

Diluted weighted average shares for Adjusted EPS (thousands)	47,743	48,722	48,121	47,111
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three and nine months ended September 30, 2022 and 2021.

3. Reconciliation of net cash flow from operations to free cash flow:

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, plus the cash portion of the LTIA settlement, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders and distributions to non-controlling interests. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2022	2021	2022	2021

Net cash provided by (used in) operating activities	$76,840	$192,524	$(171,470)	$211,072
Contingent acquisition consideration paid	8,129	—	68,939	10,472
Settlement of LTIA (cash portion)	—	—	—	96,186
Purchase of fixed assets	(18,391)	(11,847)	(41,807)	(44,450)
Cash collections on AR Facility deferred purchase price	88,627	11,563	345,056	34,295
Free cash flow	$155,205	$192,240	$200,718	$307,575

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. We report this metric on a pro forma basis, incorporating the expected full year impact of business acquisitions and dispositions.

Recently adopted accounting guidance

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The Company adopted the guidance effective January 1, 2022. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Reference Rate Reform

The FASB has issued two ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The interest rate swaps are measured at fair value on the balance sheet. The Company designated the interest rate swaps as cash flow hedges at the inception of the respective interest rate swaps. On July 1, 2021, the Company de-designated hedging relationships.

In July 2022, the Company entered into interest rate swap agreements (the “2022 IRS”) to convert the SOFR floating interest rate on $150.0 million of US dollar denominated debt into a fixed interest rate of 2.802% plus applicable margin. The 2022 IRS have a maturity of May 27, 2027. The swaps are measured at fair value on the balance sheet. Gains or losses on the 2022 IRS, which are determined to be effective as hedges, are reported in other comprehensive income.

Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

On April 16, 2021, the Company completed the Transaction to settle the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick (the Company’s Chairman & CEO) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick.

As at September 30, 2022, the Company had $6.9 million of loans receivable from non-controlling shareholders (December 31, 2021 - $4.0 million). The majority of the loans receivable represent amounts to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.98%. These loans are due on demand or mature on various dates up to 2028, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 41,597,348 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,382,500 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 15, 2022, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 20, 2022 to July 19, 2023. The Company is entitled to repurchase up to 3,500,000 Subordinate Voting Shares on the open market pursuant to the NCIB. During the period from September 28, 2022 to October 28, 2022, the Company purchased 372,888 Subordinate Voting Shares for total consideration of $34.6 million in connection with the NCIB at a weighted average purchase price of US$92.59 per share. During the period from March 3, 2022 to April 25, 2022, the Company purchased, under its prior NCIB, 1.37 million Subordinate Voting Shares for total consideration of $160.9 million at a weighted average purchase price of US$120.17 per share. All shares were repurchased for cancellation.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at September 30, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at September 30, 2022.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at September 30, 2022, our internal control over financial reporting was effective.

During the three months ended September 30, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Risks associated with COVID-19 pandemic

We continue to monitor the ongoing impact of the global COVID-19 pandemic on all aspects of our business, including how it will impact our clients, employees, and services. Operating during the global pandemic exposes the Company to multiple risks which, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Further, many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the continuing COVID-19 pandemic. Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Risks associated with Colliers Mortgage

Our Colliers Mortgage operations have certain key risk factors unique to the services provided. The following is a summary of key risk factors:

•	a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans;
•	defaults by borrowers on loans originated under the Fannie Mae Delegated Underwriting and Servicing Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses;
•	a decline in origination volumes or termination of our current servicing agreements, could significantly impact profitability, with a majority of our earnings generated from loan servicing; and
•	a termination or changes to our warehouse credit facilities could lead to unfavourable replacement terms and may significantly impact our ability to originate new loans.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Risks associated with the COVID-19 pandemic”, “Risks associated with Colliers Mortgage” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
•	Commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by clients in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
•	Labor shortages or increases in wage and benefit costs.

•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions, cyber attacks or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.
•	The ability to protect against cybersecurity threats as well as to monitor new threats.
•	Changes in climate and environment-related policies that directly impact our businesses.
•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.
•	Continuing evolution of global climate change policy and its tangible and intangible impact on our operations, employees and clients.
•	Conversion of the Convertible Notes to subordinate voting shares may dilute the ownership of existing shareholders.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.